IAMGOLD ANNOUNCES DATES FOR ITS FIRST QUARTER 2021 RESULTS

Toronto, Ontario, April 1, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") will release its first quarter 2021 financial results after market hours on Monday, May 3rd, 2021.

CONFERENCE CALL

A conference call will be held on Tuesday, May 4th, 2021, at 8:30 a.m. (Eastern Time) for a discussion with management regarding the Company's operating performance and financial results for the first quarter 2021. A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 6571#

Please dial in 10 - 15 minutes prior to the scheduled start time as call volumes are heavy. If you are still unable to connect from your primary telephone network after attempting all of the dial-in numbers provided, if available, please retry using an alternate telephone network.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm®, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.